
July 6, 2017

Michael D. Wortley
Chief Legal Officer
Reata Pharmaceuticals, Inc.
2801 Gateway Drive; Suite 150
Irving, Texas 75063

> **Re: Reata Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 23, 2017**
> **File No. 333-218915**

Dear Mr. Wortley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3

Documents Incorporated by Reference, page 4

1. Please incorporate by reference your Form 8-A filed May 23, 2016. Please see Item 12(a)(3) of Form S-3 for guidance.

Exhibits

2. Please revise your Exhibit Index to include instruments defining the rights of holders for the Depositary Shares, Stock Purchase Contracts, Stock Purchase Units and Rights. Please refer to Item 601(b)(4) of Regulation S-K.

3. We note that the legality opinion filed as Exhibit 5.1 states that the Stock Purchase Contracts and Stock Purchase Units will be "legally issued." Please file a revised legality

opinion that opines that the Stock Purchase Contracts and Stock
Purchase Units are binding obligations of the registrant under the law of the jurisdiction
governing the respective securities. For guidance, refer to Section II.B.l.h
of Staff Legal Bulletin No. 19.

General

4.   We note your disclosure that you may issue stock purchase units consisting of debt
obligations of third parties. Please note that even if you have an exemption available for
the offer and sale of securities of third parties, you must provide information, possibly
including financial statement and non-financial statement disclosures, about the issuer of
the underlying securities in your registration statement. For further guidance, please see
our Securities Act Sections C&DI paragraph 203.03 and the Staff's no-action letter
Morgan Stanley & Co., Incorporated (June 24, 1996). If you wish to include the third
party securities, please give us your analysis why registration under the Securities Act is
not required. If you do not wish to offer third party securities underlying stock purchase
units, please remove these references from the prospectus.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance